DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Healthcare Services Group, Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares, with a $.01 par value (our “common shares”).

The following summary describes the material features of our common shares. This summary does not describe every aspect of our common shares and is subject to, and qualified in its entirety by reference to, all the provisions of our amended articles of incorporation and the amendment thereto (collectively, our “amended articles”) and our Second Amended and Restated Bylaws (the “bylaws”) which are incorporated herein by reference as Exhibits 3.1, 3.2 and 3.3 to this Annual Report on Form 10-K/A, and the applicable provisions of Pennsylvania law of which this Exhibit 4.6 is a part. We encourage you to read the amended articles, the bylaws and the applicable provisions of the Pennsylvania Business Corporation Law.

Authorized Capital Stock

Under our amended articles, we have the authority to issue 100,000,000 common shares. As of December 31, 2019, there were approximately 75,557,000 common shares issued and approximately 74,149,000 outstanding.

Common Shares

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The affirmative vote of a plurality of the common shares entitled to vote and present in person or by proxy at our Annual Meeting of Shareholders is required for the election to our Board of Directors of each of our nominees for director. The holders of our common stock do not have cumulative voting rights in the election of directors.

The holders of shares of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion from funds legally available therefor. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends depends on our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, industry trends, the provisions of Pennsylvania law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. Shares of our common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to shares of our common stock. All shares of our common stock outstanding are fully paid and non-assessable.

Liquidation Rights

Each common share entitles the holder thereof to share ratably in our net assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to our creditors or provision for such payment.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.